Exhibit 99.1

Contacts:

Barry Von Lanken

Cooper-Standard Automotive

(260) 927-3314

bgvonlanken@cooperstandard.com

Dick Pacini

The Millerschin Group

(248) 276-1970

dpacini@millerschingroup.com

Cooper-Standard Automotive to Acquire Certain Operations of
Metzeler Automotive Profile Systems in Europe and Asia

Novi, Mich. – June 6, 2007 – Cooper-Standard Automotive Inc. today announced it has signed a Memorandum of Understanding with Automotive Sealing Systems S.A. providing for the acquisition by Cooper-Standard of Metzeler Automotive Profile Systems (MAPS) sealing systems operations in Germany, Italy, Poland and Belgium, including joint venture interests in India and China.  The transaction, which is subject to the execution of a definitive purchase agreement and other conditions including regulatory approvals, is expected to close in the third quarter of 2007.  Cooper-Standard’s principal shareholders, Goldman Sachs Capital Partners and The Cypress Group will invest new equity in Cooper-Standard as part of the financing of the acquisition.

The MAPS operations to be acquired include eight manufacturing facilities in Europe and participations in joint ventures in India and China.  The consolidated annual sales of these businesses were approximately $400 million in 2006.  Fiat, BMW, Daimler and Volkswagen Group are among the largest customers of the businesses being acquired.

Cooper-Standard Automotive is a global leader in each of its product lines, which include body & chassis systems and fluid handling systems. The addition of the MAPS businesses will strongly complement Cooper-Standard’s current business in terms of customer base and geographic footprint, with limited overlap.  MAPS is a leader in Europe in the development and manufacture of complete automotive weathersealing systems, and the MAPS businesses to be acquired also produce rubber compounds and sheeting products for various industries.

Jim McElya, Chairman and CEO of Cooper-Standard Automotive, said:  “This will be a very positive acquisition for Cooper-Standard.  The addition of these Metzeler businesses will significantly expand Cooper-Standard’s manufacturing footprint outside of North America and supports our strategy of diversifying our customer base.  The share of our direct sales attributable to our traditional North American original equipment customers will be reduced from approximately 62% to 54%. This will further establish Cooper-Standard Automotive as a major supplier in the global automotive supply market.

Exhibit 99.1

Ed Hasler, President and COO of Cooper-Standard, said:  "Both Cooper-Standard and the MAPS operations we are acquiring have a legacy of technical excellence in the design and manufacture of innovative sealing products.  Combining this technical strength with our excellent customer service and global support will help us remain the leader in sealing products for worldwide automotive applications."

About Cooper-Standard Automotive
Cooper-Standard Automotive Inc., headquartered in Novi, Mich., specializes in the manufacture and marketing of systems and components for the global automotive industry. Its primary businesses include Body and Chassis Systems, consisting of sealing, noise, vibration, and harshness control parts, and Fluid Handling Systems, consisting of subsystems and components that direct, control, measure, and transport fluids and vapors throughout a vehicle. Cooper-Standard Automotive Inc. employs more than 16,000 across 62 facilities in 15 countries. For more information, visit the company's Web site at: www.cooperstandard.com.

Since 1986, Goldman Sachs has raised thirteen private equity and mezzanine investment funds aggregating $56 billion of capital commitments. GS Capital Partners is the private equity vehicle through which The Goldman Sachs Group, Inc., conducts its privately negotiated corporate equity investment activities. GS Capital Partners is currently investing its GS Capital Partners VI fund. GS Capital Partners is a global private equity group with a focus on large, sophisticated business opportunities in which value can be created through leveraging the resources of Goldman Sachs.

The Cypress Group is a private equity investment firm managing more than $3.5 billion of capital. Cypress has an extensive track record of making growth-oriented investments in targeted industry sectors and building equity value alongside proven management teams.

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